UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 18, 2011, announcing the Company's preliminary financial results for the three and twelve months ended December 31, 2010.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

Ship Finance International Limited (NYSE: SFL) - Earnings Release
__________________________________________________________________________________________________________________
Reports preliminary 4Q 2010 results and increased quarterly dividend of $0.38 per share
__________________________________________________________________________________________________________________

Hamilton, Bermuda, February 18, 2010. Ship Finance International Limited ("Ship Finance" or the "Company") today announced its preliminary financial results for the quarter ended December 31, 2010.

Highlights

•	The Board of Directors declared an increased quarterly dividend of $0.38 per share. This is the fourth consecutive dividend increase in the last 12 months.

•
Net income for the quarter was $30.5 million, or $0.39 per share, including an accrued profit share in the fourth quarter of $2.0 million, or $0.03 per share. Total accrued profit share for 2010 was $30.6 million and will be payable in March 2011.

•	In November 2010, the Company agreed to acquire two 57,000 dwt Supramax dry bulk carriers in combination with long-term time charters to Glovis Co. Ltd.

•	In January 2011, the Company agreed to acquire the modern Jack-up drilling rig Soehanah in combination with a seven-year bareboat charter.

•	In February 2011, the Company successfully completed an offering of $125 million senior convertible notes due 2016. The notes have an annual coupon of 3.75% and an initial conversion price of $27.05.

•	In February 2011, the Company agreed to sell two single hull VLCCs which will free up approximately $14.5 million of capital for the Company, after fees, expenses and debt prepayment.

Dividends and Results for the Quarter ended December 31, 2010

The Board of Directors has declared a quarterly cash dividend of $0.38 per share. The dividend will be paid on or about March 29, 2011 to shareholders of record as of March 11, 2011. The ex-dividend date will be March 9, 2011.

The profit share accrued in the fourth quarter was $2.0 million, or $0.03 per share, compared to $5.8 million, or $0.07 per share in the third quarter of 2010. The reduced profit share was a result of a continued soft tanker spot market in the fourth quarter.

Under US GAAP, subsidiaries owning the drilling units West Polaris, West Hercules, West Taurus have been accounted for as 'investment in associate' using the 'equity method' in 2010. Our investment is a combination of intercompany loans and equity. In our Income Statement, the net contribution from these unconsolidated subsidiaries is recognized as a combination of 'interest income from associate' and 'results in associate'.

The Company reported total net operating revenues on a consolidated basis of $71.2 million, or $0.90 per share, in the fourth quarter of 2010. This number excludes charter hire classified as 'repayment of investments in finance lease', and also excludes substantial charter revenues earned by the assets classified as 'investment in associate'.

Reported net operating income for the quarter was $38.7 million, or $0.49 per share, and reported net income was $30.5 million, or $0.39 per share. The fourth quarter net income was partly impacted by higher operating expenses due to the delivery of three new vessels in the quarter. In addition, this was the first full quarter where all non-double hull VLCCs are on a reduced rate and classified as operating leases. Due to reduced rates and book depreciation, the net operating income contribution from these vessels was $(0.7) million, or $(0.01) per share in the quarter, compared to $3.0 million, or $0.04 per share positive contribution in 4Q 2009.

Financing and Capital Expenditure

As of December 31, 2010, the Company had $87.0 million of available cash. There are no refinancing requirements in the short term, and the Company is in compliance with all bank covenants. Several of our financing arrangements are in subsidiaries with no or limited guarantees from Ship Finance.

In October 2010, the Company completed an offering of a senior unsecured bond in the Norwegian credit market with maturity in April 2014. The total principal amount is NOK 500 million, or approximately $85 million. All payments are swapped to USD at an annual fixed interest rate of 5.32%.

In November 2010, Ship Finance secured bank financing for two of the five recently announced Supramax bulk carrier acquisitions. The new loan is approximately $54 million, or 80% of the purchase price of the vessels and have a tenor of eight years.

In January 2011, we received a commitment from one of our banks to finance up to $95 million of the acquisition cost of the jack-up drilling rig Soehanah. The remaining amount will be funded from the Company's available liquidity.

In February 2011, the Company secured bank financing for the remaining three Supramax bulk carriers under construction. Similar to the financing for two vessels in November 2010, this loan will be for approximately 80% of the contract price of the vessels and has a term of eight years. The loan amount will be approximately $75.4 million, and a part of the amount will be available pre-delivery.

In February 2011, the Company completed an offering of $125 million in 5-year senior unsecured convertible notes. The notes have an annual coupon of 3.75% and the initial conversion price was set at $27.05. We will have the right to settle the bonds in cash or shares on final maturity and also the right to call the bonds after approximately three years if the value of the common shares, exceeds 130% of the conversion price, as adjusted.

At quarter end and adjusted for subsequent acquisitions, the Company had estimated remaining capital commitments of approximately $347 million relating to 10 dry bulk carriers and one jack-up drilling rig. We have already secured up to $170 million of bank financing for these assets, leaving an estimated net investment of $177 million:

	1Q 2011	2Q 2011	3Q 2011	4Q 2011	2012	Total
Drybulk	$50 mill.	$25 mill.	$43 mill.	$39 mill.	$38 mill.	$195 mill.
Offshore	$147 mill.	-	$5 mill.	-	-	$152 mill.
Total investment	$197 mill.	$25 mill.	$48 mill.	$39 mill.	$38 mill.	$347 mill.
Committed financing	-$136 mill.	-$6 mill.	-$28 mill.	-	-	-$170 mill.
Net investment	$61 mill.	$19 mill.	$20 mill.	$39 mill.	$38 mill.	$177 mill.

The Company is in discussions with financing institutions to secure financing also for the remaining seven Handysize dry bulk vessels scheduled for delivery in 2011 and 2012 and for the unencumbered 1,700 teu container vessel delivered in the fourth quarter of 2010. The loan amount is expected to be in excess of 70% of the contract price for the vessels, and will, if successfully completed, virtually eliminate our remaining net investment.

Business Update

As of December 31, 2010 and including subsequent acquisitions and sales, the fixed-rate charter backlog from our fleet of 70 vessels and rigs was approximately $6.7 billion, with an average remaining charter term of 8.3 years, or 11.4 years if weighted by charter revenue. Some of our charters include purchase options that, if exercised, would reduce the fixed charter backlog and average remaining charter term.

Our newbuilding 1,700 teu container vessel, SFL Avon, was delivered from the shipyard in October 2010 and was chartered to a major container liner on a six-month time charter with a net charter rate of approximately $8,100 per day with an option to extend the charter for another six months at a higher rate.

Ship Finance took delivery of two 57,000 dwt Supramax dry bulk carriers in the fourth quarter. Both vessels commenced their long-term time charter to Glovis Co. Ltd. ("Glovis"), an investment-grade Korean logistics company. Three additional Supramax newbuildings are expected to be delivered in 2011, one in the first quarter and two in the third quarter. These vessels will also be chartered to Glovis, and the average charter period for all five vessels is more than nine years and the average net charter rate is approximately $16,800 per day per vessel.

In November 2010, the Company announced agreements to charter four newbuilding Handysize drybulk carriers to a large, privately-owned Chinese industrial conglomerate at a net rate of approximately $14,000 per vessel per day.  The five-year charters will commence upon the delivery of each vessel from the shipyard, which we expect to be between the third quarter of 2011 and the first quarter of 2012. Following these charters the Company has secured charters on all newbuildings.

In December 2010, Golden Ocean exercised a purchase option for the 1997-built Panamax dry bulk carrier Golden Shadow in connection with a sale of the vessel to an unrelated third party. The option price was approximately $21.5 million, and the net cash proceeds to Ship Finance was approximately $4.4 million after prepayment of related financing.

In January 2011, the Company announced that it had entered into an agreement to acquire the 2007-built jack-up drilling rig Soehanah from a subsidiary of P.T. Apexindo Pratama Duta Tbk. ("Apexindo"), Indonesia's largest independent drilling contractor. The rig is expected to be delivered to Ship Finance in the first quarter and will be chartered back to Apexindo for seven years. It is currently on sub-charter to Total E&P Indonesie ("Total") until March 2012 and Total has the option to extend the charter to March 2013. The agreed purchase price is approximately $151.5 million, of which $146.5 million will be paid on delivery, and $5 million will be paid only if Total declares their option to charter the rig until March 2013. The bareboat charter rate will be $72,500 per day initially, increasing to $75,000 per day if Total declares the option. At the end of the bareboat charter period, Apexindo will have the option to purchase the drilling rig for $70 million plus an amount equal to 25% of the charter-free market value in excess of $70 million.

In February 2011, the single-hull VLCCs Ticen Sun (ex Front Highness) and Front Ace have been agreed sold to two unrelated third parties for a combined sales price of approximately $31.4 million. Ship Finance is expected to receive total net cash proceeds of approximately $14.5 million after commissions, prepayment of associated debt and a compensation payment of approximately $5.8 million to Frontline Ltd. ("Frontline") for the termination of the current charters. Deliveries of the vessels to the new buyers are expected to take place in the first quarter, and we expect to record a minor net book gain relating to the sale of the vessels.

On all 31 double-hull vessels on long-term contracts to Frontline, Ship Finance is entitled to receive 20% of the time charter equivalent ("TCE") earnings in excess of a base charter rate. The average vessel earnings have consistently been above the base charter rates since the charters commenced more than seven years ago, and more than $500 million profit sharing revenues have been generated in this period.

The spot tanker market rates remained at low levels through the fourth quarter of 2010. Despite the very challenging market environment, a profit share contribution of $2.0 million was generated in the quarter. Several of the vessels have been sub-chartered by Frontline on medium-term charters at rates substantially above the base charter rates, and these vessels will continue to add a positive contribution to the profit share even if the spot market remains soft. According to market sources, the spot tanker market has continued at low levels into the first quarter, but with clear signs of improvement in February.

The Company's four drilling units are all on long-term fixed-rate bareboat contracts to Seadrill Limited ("Seadrill"), and generated approximately $95 million of combined charter revenues in the fourth quarter. Seadrill has sub-chartered all our drilling units to oil companies on very profitable terms. Due to the fixed-rate charter structure, Ship Finance is not directly impacted by short-term fluctuations in the drilling market.

Ship Finance also owns several other vessels, including offshore support vessels, container vessels and dry bulk vessels. Essentially all our operating vessels and rigs, including newbuildings, are chartered on long-term fixed-rate contracts that provides the Company with stability in cash-flow and earnings irrespective of fluctuations in the short-term charter market.

Corporate and Other Matters

Following negotiations with Seadrill, we have agreed to grant two additional call options for the West Prospero, in exchange for receiving a put option at the end of the 15-year charter at $40 million. Including these new options, Seadrill will now have the following options to repurchase the rig:

Year	4	5	6	7	10	12	15
Date	Jun-11	Jun-12	Jun-13	Jun-14	Jun-17	Jun-19	Jun-22
Call option	$133m	$124m	$116m	$106m	$90m	$79m	$60m

The amendment to the bareboat charter does not materially change the expected return on the transaction, while the introduction of a put option will reduce the residual value risk for Ship Finance. Following this amendment, the accounting treatment was changed, whereby the subsidiary owning the rig will now be accounted for as 'investment in associate'. The jack-up rig has so far been fully consolidated into the Company's balance sheet as a finance lease, but as from December 31, 2010, the accounting treatment is similar to the other drilling rigs chartered to Seadrill.

In December 2010, the Company appointed Mr. Eirik Eide as its new Chief Financial Officer. Mr. Eide has 12 years experience from both debt and equity capital markets within the maritime and transportation industries and has previously worked for DnB NOR and Fortis Bank, two large international shipping banks. He holds a MSc. in Business and Economics degree from the Norwegian School of Management.

Strategy and Outlook

The long-term strategy of the Company is to continue building the asset portfolio with high-quality vessels and strong counterparties, diversified across our key market segments. We have demonstrated our access to the capital markets at attractive terms, and we have recently entered into charters which have added almost 10% to our contracted backlog.

With our healthy capital structure and low capital commitments, we are well positioned to take advantage of new investment opportunities. Our diversified segment approach gives us the opportunity to benchmark transactions across our main markets and we believe this will enable us to generate a superior return over time compared to focusing on one segment only.

Softer dry bulk and tanker markets are expected to provide interesting investment opportunities in 2011, but we are also currently looking at opportunities in the offshore and container markets. We remain committed to continue building our long-term distribution capacity on the back of accretive transactions, as illustrated by several new transactions over the last 12 months and four consecutive dividend increases.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, drydocking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

February 18, 2011
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contact:

Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

Magnus T. Valeberg: Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:

Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2010 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Twelve months ended
(in thousands of $ except per share data)	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2009

Charter revenues - operating lease	21,126	17,631	73,841	71,881
Charter revenues - finance lease(1)	77,999	135,233	379,611	450,707
Revenues classified as Repayment of investment in finance leases	(29,941)	(78,500)	(175,958)	(210,386)
Profit share income	1,982	5,748	30,566	33,018
Total operating revenues	71,166	80,112	308,060	345,220
Gain / (loss) on sale of assets	-	24,702	28,104	24,721
	-
Vessel operating expenses	(20,597)	(22,005)	(81,021)	(91,494)
Administrative expenses	(2,222)	(3,002)	(9,097)	(12,191)
Depreciation	(9,642)	(7,638)	(34,201)	(30,236)
Vessel impairment adjustments		-	-	(26,756)

Total operating expenses	(32,461)	(32,645)	(124,319)	(160,677)

Operating income	38,705	72,169	211,845	209,264

Results in associate(2)	11,718	18,000	50,413	75,629
Interest income from associates(2)	4,893	-	19,575	-

Interest income, other	157	64	1,532	240
Interest expense	(25,331)	(27,265)	(101,432)	(117,075)
Other financial items	(440)	(207)	(1,475)	(1,625)
Impairment adjustment to investment	-	-	-	(7,110)
Mark to Market of Derivatives	877	1,673	(14,733)	12,675
Gain on re-purchase of Company Bonds	(60)	(2,001)	(13)	20,600
Taxes	-	-	-	-
Net income	30,519	62,433	165,712	192,598

Basic earnings per share ($)	0.39	0.80	2.10	2.59

Weighted average number of shares	79,125,000	78,043,558	79,056,183	74,399,126
Common shares outstanding	79,125,000	78,194,699	79,125,000	78,194,699

(1)
Charter revenues from the jack-up drilling rig West Prospero have been included in "Charter revenues – finance lease" in the consolidated income statement for the fourth quarter 2010. Following amendments to the charter agreement, the subsidiary owning the drilling rig is accounted for as 'Investment in associate' as from December 31, 2010, and contribution from the rig-owning subsidiary will be reflected in our consolidated Income Statement as 'Results in associate' from 1Q 2011.

(2)
Three of our subsidiaries, owning four of our units are accounted for as 'Investment in associate'. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of 'Results in associate' and 'Interest income from associate'.

During the quarter, the dry-bulk vessel Golden Shadow was sold resulting in the Front Shadow Inc no longer being accounted for as an 'investment in associate' from the date of the sale.

SHIP FINANCE INTERNATIONAL LIMITED
FOURTH QUARTER 2010 REPORT (UNAUDITED)

BALANCE SHEET	Dec, 31	Dec 31, 2009
(in thousands of $)	2010	(audited)

ASSETS
Short term
Cash and cash equivalents	86,967	84,186
Restricted cash	5,601	4,101
Amount due from related parties	32,745	33,861
Other current assets	109,988	143,109

Long term
Newbuildings and vessel deposits	90,601	71,047
Vessels and equipment, net	695,511	556,607
Investment in finance leases	1,351,305	1,653,826
Investment in associate(1)	164,364	444,435
Amount due from related parties- Long term(1)	325,612	-
Deferred charges	14,828	7,927
Other long-term assets	4,839	2,329

Total assets	2,882,361	3,001,428

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	162,785	292,541
Other current liabilities	13,100	26,920
Amount due to related parties	32,816	422

Long term
Long term interest bearing debt	1,760,069	1,843,409
Other long term liabilities	84,671	88,808

Stockholders’ equity(2)	828,920	749,328
Total liabilities and stockholders’ equity	2,882,361	3,001,428

(1)
Three of our subsidiaries, owning four of our units, were accounted for as 'Investments in associate' at quarter end. Our investment is a combination of equity classified as 'Investment in associate' and intercompany loans classified as 'Amount due from related parties, long term'.

During the quarter, the dry-bulk vessel Golden Shadow was sold resulting in the Front Shadow Inc no longer being accounted for as an 'investment in associate'.

Following amendments to the charter agreement, our investment in the drilling rig West Prospero was reclassified from 'investment in finance lease' to 'Investment in associate' using the 'equity method' with effect as from December 31, 2010. The book equity in the rig-owning subsidiary Rig Finance II Ltd. is therefore appearing in our consolidated balance sheet as part of 'Investment in associate'.

(2)
As of December 31, 2010, 'Stockholders' equity' excludes $180.9 million of deferred equity which is being recognized over time. In connection with the initial and subsequent acquisitions of vessels from Frontline, Ship Finance has accounted for the difference between the historical cost of the vessels and the net investment in the lease as a deferred equity contribution. This deferred equity contribution is shown as a reduction in the net investment in finance leases in the balance sheet. This results from the related party nature of both the transfer of the vessel and the subsequent charter. This deferred equity is amortized to 'Stockholders' equity' in line with the charter payments received from Frontline.

SHIP FINANCE INTERNATIONAL LIMITED
 FOURTH QUARTER 2010 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Twelve months ended
(in thousands of $)	Dec, 31 2010	Dec, 31 2009	Dec, 31 2010	Dec, 31 2009

OPERATING ACTIVITIES
Net income	30,519	62,433	165,712	192,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	9,948	8,197	36,297	32,860
Asset impairment adjustments	-	.	-	33,866
Adjustment of financial derivatives to market value	(877)	(1,673)	14,733	(12,675)
Gain on sale of assets	-	(24,702)	(28,104)	(24,721)
Result in associate	(11,718)	(18,000)	(50,413)	(75,629)
Stock based compensation	201	425	953	1,392
Gain on re-purchase of Company Bonds	60	2,001	13	(20,600)
Other	(79)	(65)	(333)	(476)
Change in operating assets and liabilities	(13,842)	(16,117)	14,913	(1,093)
Net cash provided by operating activities	14,212	12,499	153,771	125,522
INVESTING ACTIVITIES
Repayment of investments in finance leases(1)	29,682	78,241	174,946	209,369
Restricted cash released/(placed)	-	813	(1,500)	56,002
Proceeds from sale of vessel/new buildings	-	11,466	39,500	163,086
Net investment in newbuildings and vessel deposits	(65,615)	(47,773)	(157,736)	(71,468)
Purchase of vessels	(33,575)	-	(33,575)	-
Cash received from/(Investment in) associates(2)	17,945	18,700	55,990	68,000
Other assets / investments	(5)	(4)	(648)	(921)
Net cash (used in) provided by investing activities	(51,568)	61,443	76,977	424,068
FINANCING ACTIVITIES
Proceeds from long and short term debt	138,274	-	981,234	134,500
Expenses paid in connection with securing finance	(1,100)	-	(12,417)	(752)
Repayment of long and short term debt	(42,179)	(75,535)	(1,056,040)	(446,060)
Re-purchase of Company bonds	(8,999)	-	(11,917)	(125,405)
Cash settlement of derivatives	-	3,619	(11,592)	(14,666)
Cash received from share issue	-	18	-	16,472
Cash dividends paid	(28,485)	(10,712)	(117,235)	(75,568)
Net cash provided by (used in) financing activities	57,511	(82,610)	(227,967)	(511,479)

Net (decrease) increase in cash and cash equivalents	20,155	(8,668)	2,781	38,111
Cash and cash equivalents at start of period	66,812	92,854	84,186	46,075
Cash and cash equivalents at end of period	86,967	84,186	86,967	84,186

(1)
Part of the charter hire from the jack-up drilling rig West Prospero has been included in "Repayment of investments in finance leases" in the consolidated cash flow statement for the fourth quarter 2010. Following amendments to the charter agreement, the subsidiary owning the drilling rig is accounted for as 'Investment in associate' as from December 31, 2010, and the contribution from the rig-owning subsidiary will be reflected in our consolidated cash flow statement as 'Cash received from/ (Investment in) associates' from 1Q 2011.

(2)
Three of our subsidiaries, owning four of our units, are accounted for as 'Investments in associate'. The 'Cash received from/ (Investment in) associates' is only a part of the contribution from these subsidiaries. The balance is recorded as 'Interest income from associates' and reflected in the Company's Income Statement.

During the quarter, the dry-bulk vessel Golden Shadow was sold resulting in the Front Shadow Inc no longer being accounted for as an 'investment in associate' from the date of the sale.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
 FOURTH QUARTER 2010 (UNAUDITED)

Please note that full preliminary accounts for SFL West Polaris Limited (West Polaris), SFL Deepwater Ltd (West Hercules and West Taurus), Rig Finance II Ltd (West Prospero), and Front Shadow Inc. (Golden Shadow) are available from the Company's website: www.shipfinance.org.

Selected income statement data for the three months ended December 31, 2010
	SFL West	SFL Deepwater	Rig Finance	Front Shadow
(in thousands of$)	Polaris Limited	Ltd	II Ltd(1)	Inc	Total
Charter revenues - finance lease	31,801	59,990	-	564	92,355
Revenues classified as Repayment of investment in finance leases	(19,217)	(39,713)	-	(416)	(59,346)
Total operating expenses	-	(20)	-	(5)	(25)
Loss on disposal of assets				(142)	(142)
Interest expense, related party(2)	(1,631)	(3,262)	-	-	(4,893)
Interest expense, other	(7,521)	(8,629)	-	(81)	(16,231)
Other items	-	-	-	-	-
Net income(3)	3,432	8,366	-	(80)	11,718

(1)
Following amendments to the charter agreement, the subsidiary owning the West Prospero is accounted for as 'Investment in associate' as from December 31, 2010. Therefore contribution from the rig-owning subsidiary will be reflected in our consolidated Income Statement as 'Results in associate' from 1Q 2011.

(2)	'Interest expense, related party' from these subsidiaries appears in the Company's consolidated income statement as 'Interest income from associate'
(3)	'Net income' from these subsidiaries appears in the Company's consolidated income statement as 'Results in associate'.

Selected balance sheet data as of December 31, 2010
	SFL West	SFL Deepwater	Rig Finance	Front
(in thousands of $)	Polaris Limited	Ltd	II Ltd(1)	Shadow Inc	Total
Cash and cash equivalents	2	3	174	-	179
Investment in finance leases	689,472	1,396,214	132,587	-	2,218,273
Other assets	13,016	31,488	31,083	-	75,587
Total assets	702,490	1,427,705	163,844	-	2,294,039

Short term and current portion of long term interest bearing debt	75,750	160,500	9,240	-	245,490
Other current liabilities	4,701	8,018	8	-	12,727

Long term interest bearing debt	470,208	938,917	91,910	-	1,501,035
Amounts due to related party, long term(2)	101,431	224,181	-	-	325,612
Other long term liabilities	28,443	16,368	-	-	44,811

Stockholders equity(3)	21,957	79,721	62,686	-	164,364
Total liabilities and stockholders’ equity	702,490	1,427,705	163,844	-	2,294,039

(1)
Following amendments to the charter agreement, our investment in the drilling rig West Prospero was reclassified to 'Investment in associate' using the 'equity method' with effect as from December 31, 2010. The book equity in the rig-owning subsidiary Rig Finance II Ltd. is therefore appearing in our consolidated balance sheet as part of 'Investment in associate' at quarter end.

(2)	'Amounts due to related party, long term' from these subsidiaries appears in the Company's consolidated balance sheet as 'Amounts due from related party, long term'
(3)	'Stockholder's equity' from these subsidiaries, adjusted for current account balance for Front Shadow Inc., appears in the Company's consolidated balance sheet as 'Investment in associate'.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 22, 2011

By: /s/ Ole B. Hjertaker_____________
Name:  Ole B. Hjertaker
Title:  Chief Executive Officer, Ship Finance Management AS